UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15356

Second Amended and Restated Application for an order under section 6(c) of the Investment Company Act of 1940

(“Act”)

for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1

under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Sections

17(a)(1) and 17(a)(2) of the Act

In the Matter of

THE RBB FUND, INC.

615 East Michigan Street

Milwaukee, Wisconsin 53202

SUMMIT GLOBAL INVESTMENTS, LLC

620 South Main Street

Bountiful, Utah 84010

QUASAR DISTRIBUTORS, LLC

111 East Kilbourn Avenue, Suite 2200

Milwaukee, Wisconsin 53202

Please send all communications regarding this Application to:

STEVEN PLUMP

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202-5207

splump@rbbfund.com

With a copy to:

JILLIAN L. BOSMANN, ESQUIRE

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103-6996

jillian.bosmann@faegredrinker.com

Page 1 of 13 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on October 31, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 2054

In the Matter of

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

Summit Global Investments, LLC

620 South Main Street

Bountiful, Utah 84010

Quasar Distributors, LLC

111 East Kilbourn Avenue, Suite 2200

Milwaukee, Wisconsin 53202

File No. 812-15356

Second Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act

I.	SUMMARY OF APPLICATION

In this second amended and restated application (“Application”), The RBB Fund, Inc. (“Company”), Summit Global Investments, LLC (“Initial Adviser”), and Quasar Distributors, LLC (“Distributor”) (together, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a) (1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded Alpha® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the Shielded Alpha® ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity included in the term “Adviser”), (b) operates as a Shielded Alpha® ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

[1]	Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

2

No form having been specifically prescribed for this Application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A.	The Company

The Company is a corporation organized under the laws of the State of Maryland and will include certain series operating as Shielded Alpha® ETFs. The Company is registered with the Commission as an open-end management investment company under the Act.

B.	The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Utah limited liability company with its principal place of business in Bountiful, Utah. The Initial Adviser and any other Adviser will be registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Shielded Alpha® ETFs.3

Subject to approval by the Fund’s board of directors, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Company will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Fund (“Shares”). Applicants request that the relief requested in this Application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Subadviser. Any distributor will comply with the terms and conditions of this Application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

[3]	Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications.

3

• With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

• With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the Application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In the case of the Company, the relevant resolutions authorizing the filing are attached as Appendix B. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

4

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue the Order under sections 6(c) and 17(b) of the Act granting the relief requested by this Application.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer and Secretary

SUMMIT GLOBAL INVESTMENTS, LLC

By:	/s/ David Harden
Name:	David Harden
Title:	President and Chief Investment Officer

QUASAR DISTRIBUTORS, LLC

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President

5

Authorization of

The RBB Fund, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by The RBB Fund, Inc. have been taken, and that as Chief Financial Officer and Secretary thereof, he is authorized to execute and file the same on behalf of The RBB Fund, Inc., and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer and Secretary

6

Authorization of

Summit Global Investments, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Summit Global Investments, LLC have been taken, and that as President and Chief Investment Officer thereof, he is authorized to execute and file the same on behalf of Summit Global Investments, LLC, and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SUMMIT GLOBAL INVESTMENTS, LLC

By:	/s/ David Harden
Name:	David Harden
Title:	President and Chief Investment Officer

7

Authorization of

Quasar Distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Quasar Distributors, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Quasar Distributors, LLC, and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

QUASAR DISTRIBUTORS, LLC

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President

8

Verification of

THE RBB FUND, INC.

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated October 31, 2022 for, and on behalf of, The RBB Fund, Inc.; that he is Chief Financial Officer and Secretary of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer and Secretary

9

Verification of

SUMMIT GLOBAL INVESTMENTS, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated October 31, 2022 for, and on behalf of, Summit Global Investments, LLC; that he is President and Chief Investment Officer of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SUMMIT GLOBAL INVESTMENTS, LLC

By:	/s/ David Harden
Name:	David Harden
Title:	President and Chief Investment Officer

10

Verification of

QUASAR DISTRIBUTORS, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated October 31, 2022 for, and on behalf of, Quasar Distributors, LLC; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

QUASAR DISTRIBUTORS, LLC

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President

11

APPENDIX A

The Initial Fund

SGI Dynamic Tactical ETF: The Fund’s investment objective is to provide long-term capital appreciation. The Fund will primarily invest in securities of exchange-traded funds.

12

APPENDIX B

Resolutions of the Board of The RBB Fund, Inc.

WHEREAS, the Board of Directors of The RBB Fund, Inc. has determined to proceed with the creation of the following new series of the Company: SGI Dynamic Tactical ETF; and

WHEREAS, the Dynamic Tactical ETF will operate as an exchange-traded fund that does not publicly display its portfolio holdings on a daily basis and, therefore, will not operate pursuant to Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), but instead operate pursuant to an exemptive order from various provisions of the 1940 Act;

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Company, to file with the U.S. Securities and Exchange Commission an application for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act (the “Order”); and further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer’s judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.

13